
ED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAY 1 4 2002

SEC FILE NUMBER
8- 47566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ST. BERNARD FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
220 WEST MAIN ST. , SUITE 200

(No. and Street)

RUSSELLVILLE	ARKANSAS	72801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KEENAN   501-967-1200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEWERS, DENIS D.

(Name — *if individual, state last, first, middle name*)

2224 COTTONDALE LANE, STE. 100	LITTLE ROCK,	ARKANSAS	72202
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __ROBERT KEENAN__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ST. BERNARD FINANCIAL SERVICES, INC.__ _____, as of
__DECEMBER 31__ , ~~XX~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

TONGIA HULL
NOTARY PUBLIC-STATE OF ARKANSAS
POPE COUNTY
My Commission Expires 9-10-2011

(signature)
Notary Public

(signature)
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

REPORT OF INDEPENDENT AUDITOR

The Board of Directors and Stockholders
St. Bernard Financial Services, Inc.

I have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. (a corporation) at December 31, 2001, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Bernard Financial Services, Inc. at December 31, 2001, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denis D. Wewers, CPA
Little Rock, Arkansas
February 18, 2002

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 1,084
Certificate of deposit	13,228
Accounts receivable - commissions	16,232
- officer	2,946
Depreciable assets at cost, less accumulated depreciation of $11,428	2,286
	$35,776

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 3,325
Commissions payable	16,072
Payroll taxes withheld	804
Total liabilities	20,201
Stockholders' equity:	
Common stock, $1 par value:	
Authorized 100,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	12,253
Retained earnings	3,222
Total stockholders' equity	15,575
	$35,776

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the year ended December 31, 2001

Revenues:

Commissions and fees	$225,959
Dividends and interest	277
Agents fees received	13,073
	239,309

Expenses:

Commissions	140,450
Bank charges	13,852
Business development and travel	16,546
Communications	11,965
Depreciation	1,635
Insurance	8,524
Office supplies	10,205
Regulatory fees	5,430
Rent and utilities	4,834
Wages, contract labor and benefits	22,185
Other	3,543
	239,169

Net income $ 140

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2001

	Common Stock	Capital in excess of stated value	Retained earnings	Total
Balance - December 31, 2000	$100	$12,253	$3,082	$15,435
Net income for the year	___	_____	140	140
Balance - December 31, 2001	$100	$12,253	$3,222	$15,575

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 140
Adjustments to reconcile net income to net cash	
used by operating activities:	
Depreciation	1,635
Changes in operating assets and liabilities:	
Accounts receivable	20,819
Accounts payable	-9,842
Commissions payable	-16,455
Lease payable	-1,224
Cash used by operating activities	-4,927
Cash flows provided by investing activities:	
Maturity of certificates of deposit	19,239
Acquisition of certificates of deposit	-13,228
Cash provided by investing activities	6,011
Net change in cash and cash equivalents	1,084
Cash and cash equivalents:	
Beginning of period	- 0 -
End of period	$ 1,084
Other disclosures:	
Interest paid	$ -0-
Income taxes paid	$ -0-

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
   TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2001

Balance - December 31, 2000	$None
Activity during the year	None
Balance - December 31, 2001	$None

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Organization and Summary of Significant Accounting Policies

Organization

St. Bernard Financial Services, Inc. (the "Company") was formed March 20, 1994, under the laws of the State of Arkansas pursuant to the Arkansas Business Corporation Act. The Company, conducting business within the state of Arkansas, is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Arkansas Securities Department. It has contracted a national securities firm to perform all the required execution, clearing, and record-keeping services for introduced accounts.

Significant Accounting Policies

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over estimated useful lives of the respective assets - generally 3 - 5 years.

Securities Transactions

Customers' introduced securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. A provision for uncollectible accounts is provided when justified in management's opinion. No provision was necessary at December 31, 2001.

Income Taxes

Revenue is recognized under the market value method for securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statement and income tax reporting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2: Commitments and contingencies

The Company currently has a verbal month-to-month agreement to pay $200 per month for rental of its office facilities. Rental expense of its office facilities for 2001 totaled $2,400.

Note 3: Disclosures about the fair value of financial instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2001, which include cash and cash equivalents, commissions receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $10,086 which was $5,086 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.00 to one.

ADDITIONAL INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ST. BERNARD FINANCIAL SERVICES, INC.   **as of** DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition....................................	$15,575	3480
2. Deduct ownership equity not allowable for Net Capital.. ₁₉(	)	3490
3. Total ownership equity qualified for Net Capital...	15,575	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................		3520
B. Other (deductions) or allowable credits (List)...		3525
5. Total capital and allowable subordinated liabilities...	$15,575	3530

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ *5,392	3540		
B. Secured demand note deficiency......................................		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges..		3600		
D. Other deductions and/or charges......................................		3610	(5,392)	3620

7. Other additions and/or allowable credits (List)...		3630
8. Net capital before haircuts on securities positions ....₂₀	$10,183	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings..............................		3670		
C. Trading and investment securities:				
1. Exempted securities...₁₈		3735		
2. Debt securities		·3733		
3. Options		3730		
4. Other securities	97	3734		
D. Undue Concentration		3650		
E. Other (List)...		3736	(97)	3740

10. Net Capital	$10,086	3750

OMIT PENNIES.

```
*Accounts receivable – Officer              $2,946
 Excess insurance receivables
 over related liability                        160
 Depreciable assets                          2,286
                                            $5,392
```

There were no material differences between net capital computed above and as filed by St. Bernard Financial Services, Inc. in its Amended FOCUS report as of December 31, 2001.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ST. BERNARD FINANCIAL SERVICES, INC.   **as of** DECEMBER 31, 200(

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 1,347		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000		3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000		3760
14. Excess net capital (line 10 less 13)	$ 5,086		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition.............	$20,201		3790
17. Add:			
A. Drafts for immediate credit.......................	$	3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810	
C. Other unrecorded amounts (List)..................	$	3820	$	3830
19. Total aggregate indebtedness	$20,201		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)......	% 200		3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860

There were na material differences between aggregate indebtedness computed above and as filed by St. Bernard Financial Services, Inc. in its Amended FOCUS report as of December 31, 2001.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ST. BERNARD FINANCIAL SERVICES, INC.   **as of** DECEMBER 31, 2001

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, Identify below the section upon
   which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
   customers" maintained .... | 4560

C. (k) (2)(B)—All customer transactions cleared through another
   broker-dealer on a fully disclosed basis. Name of clearing
   firm ⛛   CLEARING SERVICES OF AMERICA, INC. | 4335 | X | 4570

D. (k) (3)—Exempted by order of the Commission .... | 4580

INDEPENDENT AUDITOR'S SUPPLEMENTARY

REPORT ON INTERNAL CONTROL STRUCTURE

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
St. Bernard Financial Services, Inc.

In planning and performing my audit of the financial statement of St. Bernard Financial Services, Inc. (the Company) for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15a3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed the condition described in the following paragraph which I believe solely results in a more than relatively low risk that errors or irregularities in amounts that could be material in relation to the financial statements of the Company may occur and not be detected within a timely period.

Since the Company is small, one individual performs essentially all of its operational and record-keeping procedures. Consequently, the segregation of duties, which is normally required for effective internal control, is not achievable. The Company has no plans to change operational and record keeping procedures until justified by future growth.

This condition was considered in determining the nature, timing, and extent of the audit tests applied in my examination of the financial statements, and this report does not affect my report on those financial statements dated February 18, 2002.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives except for the condition discussed in the second preceding paragraph which I believe is a material inadequacy in the practices and procedures comprehended in the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors and Stockholders, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the applicable state regulatory authorities and should not be used for any other purpose.

Denis D. Wewers, CPA
Little Rock, Arkansas
February 18, 2002

ST. BERNARD FINANCIAL SERVICES, INC.

SEC FILE NO. 8-47566

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

DECEMBER 31, 2001 AND THE YEAR THEN ENDED

with

REPORT OF INDEPENDENT AUDITOR